P, E, 12/31/01

02017091

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13 a - 16 or 15 d - 16 of

The Securities Exchange Act of 1934

Commission file number 0 - 017444

Akzo Nobel N.V.

(Translation of registrant's name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands

(Address of principal executive offices)

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

By :
Name : F.H. Hensel
Title : Senior Vice President Finance

By :
Name : J.J.M. Derckx
Title : Director Corporate Control

Dated : February 22, 2002

The following exhibit
is filed with this report
Akzo Nobel Report for the year 2001

OPERATIONAL PERFORMANCE
(before change in accounting principles)

4th quarter 2001	4th quarter 2000	Δ%	*Millions of euros (EUR)*	Full year 2001	Full year 2000	Δ%
227	220	*3*	Net income[1]	**938**	946	*(1)*
0.79	0.77		- per share, *EUR*	**3.28**	3.31	
			Sales			
1,048	1,050	*–/10*[2]	- Pharma	**4,044**	3,839	*5/12*[2]
1,266	1,309	*(3)/(1)*[2]	- Coatings	**5,591**	5,568	*–/1*[2]
1,099	1,226	*(10)*	- Chemicals	**4,604**	4,740	*(3)*
3,385	3,560	*(5)/(1)*[2]	Total	**14,110**	14,003	*1/3*[2]
			Operating income[1] *(EBIT)*			
230	229	*–/3*[2]	- Pharma	**848**	772	*10/12*[2]
75	65	*15*	- Coatings	**431**	455	*(5)*
78	102	*(24)*	- Chemicals	**356**	456	*(22)*
371	383	*(3)*	Total	**1,612**	1,652	*(2)*
11.0	10.8		Return on sales, %	**11.4**	11.8	

The Company has adopted new accounting standards for pensions and other postretirement benefits, and certain intangible assets. For consistency purposes first the operational performance before the changes is discussed. The changes are explained on page 14; the impact on net income[1] *is not material.*

Highlights fourth quarter
- Net income[1] 3% above the previous year
- Improved earnings for Pharma[2] and Coatings – Chemicals still under pressure
- Arixtra® (antithrombotic) approved in United States; launched in February 2002
- NuvaRing® (contraceptive ring) launched in United States
- Restructuring programs extended – aiming at annual cost savings of EUR 200 million; now affecting 3,500 jobs worldwide
- Printing Inks divested

Highlights full year
- Net income[1] 1% below record year 2000
- Operating income[1] 2% lower: Pharma up 12%[2], Coatings 5% lower, Chemicals down 22%
- Pharma – another year of double-digit growth; 52% of Akzo Nobel's operating income
- Coatings – solid performance despite weak business climate
- Chemicals – under pressure
- Net extraordinary and nonrecurring charges of EUR 259 million – mainly for restructurings
- Reduction of net borrowings by EUR 233 million
- Dividend unchanged at EUR 1.20
- Outlook for 2002 – net income[1] above record year 2000

[1] *Excluding extraordinary and nonrecurring items.*
[2] *Continued operations.*

Note
Unless indicated otherwise, discussions in this report, such as analysis and development of operating income and earnings from nonconsolidated companies, refer to the continued operations and exclude nonrecurring items.

Continued operations include acquisitions, but exclude divestitures, such as Chefaro (divested in 2000) and the Diagnostics business (2001) at Pharma and Printing Inks (2001) at Coatings.

Safe Harbor Statement[1]
This report contains statements which address such key issues as Akzo Nobel's growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, physical and environmental risks, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies.

[1] *Pursuant to the U.S. Private Securities Litigation Reform Act 1995.*

The 2001 Annual Report (English version) will be published on February 28, 2002, as PDF file on the Akzo Nobel website and in print on March 8, 2002.

The report for the 1st Quarter of 2002 will be published on April 23, 2002.

CONDENSED CONSOLIDATED STATEMENT OF INCOME[1]
(before change in accounting principles)

4th quarter 2001	2000	Δ%	*Millions of euros*	Full year 2001	2000	Δ%
3,385	3,560	*(5)*	Sales	**14,110**	14,003	*1*
(3,014)	(3,177)		Operating costs	**(12,498)**	(12,351)	
371	383	*(3)*	Operating income[1] (EBIT)	**1,612**	1,652	*(2)*
(67)	(66)		Financing charges	**(285)**	(272)	
304	317		Operating income[1] less financing charges	**1,327**	1,380	
(94)	(105)		Taxes	**(422)**	(456)	
210	212	*(1)*	Earnings[1] of consolidated companies, after taxes	**905**	924	*(2)*
20	17		Earnings[1] from nonconsolidated companies	**69**	65	
230	229		Earnings[1] before minority interest	**974**	989	
(3)	(9)		Minority interest	**(36)**	(43)	
227	220	*3*	Net income[1]	**938**	946	*(1)*
11.0	10.8		Return on sales, %	**11.4**	11.8	
5.5	5.8		Interest coverage	**5.7**	6.1	
0.79	0.77		Net income per share[1,2], *EUR*	**3.28**	3.31	
			Dividend	**1.20**	1.20	
531	562	*(6)*	EBITDA	**2,286**	2,321	*(2)*
272	266		Capital expenditures	**822**	725	
149	162		Depreciation	**635**	631	
			Number of employees[3]	**66,300**	68,400	

1 *Excluding extraordinary and nonrecurring items.*
2 *Diluted per share amounts are equal to the basic per share figures.*
3 *At December 31.*

Fourth quarter – net income[1] 3% above 2000

Fourth-quarter *net income*[1] of EUR 227 million was 3% above the previous year. Earnings for the continued operations of Pharma and for Coatings were higher, while Chemicals' results were still under pressure from the weak economy. Earnings from nonconsolidated companies increased. Net income per share was EUR 0.79 (2000: EUR 0.77).

Fourth-quarter *sales* of EUR 3.4 billion were 5% down from the previous year. Sales development breaks down as follows (in %):

	Volume	Price	Acquisitions/ divestments	Currency translation	Total
Pharma	7	1	(5)	(3)	-
Coatings	(4)	6	(2)	(3)	(3)
Chemicals	(8)	(1)	2	(3)	(10)
Akzo Nobel	**(2)**	**2**	**(2)**	**(3)**	**(5)**

Operating income amounted to EUR 371 million, down 3% from the previous year. Lower Chemicals' earnings were partially offset by higher results for Coatings and the ongoing Pharma activities. *Return on sales* was 11.0%, compared with 10.8% in 2000.

Operating income of the continued Pharma operations was up 3%, while sales were up 10%. Organon incurred significant marketing costs for new product launches, notably for Arixtra® and NuvaRing®. Intervet and Diosynth again turned in strong performances.

With a 15% gain in operating income, Coatings did significantly better than in 2000. This especially goes for Decorative Coatings. Results of Car Refinishes and Marine & Protective Coatings were also higher. Earnings of the industrial coatings activities were still under pressure due to the weak business climate.

Operating income of Chemicals declined significantly due to the weak economic climate. Especially Polymer Chemicals, Functional Chemicals and Plastics and Processing Additives were affected. Salt, Base Chemicals, Catalysts, and Surface Chemistry did better.

The *income tax* charge for 2001 amounted to 31%, compared with 33% in 2000, reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies improved, while *minority interest* was significantly lower than in 2000.

[1] *Excluding extraordinary and nonrecurring items.*

2001 – resilient portfolio protecting earnings

High growth in Pharma and the successful exit from Fibers in 1999 have certainly contributed to our stable performance in 2001, despite tough economic conditions for Coatings and Chemicals. Pharma's strong performance was able to almost offset operating income declines of 22% for Chemicals and of 5% for Coatings. These declines strengthened our determination to further upgrade our activities. We are doing this through internal restructurings and continuous portfolio improvements.

Net income[1] almost on a par with record year 2000

Net income[1] of EUR 938 million ended only 1% below the record year 2000. Higher earnings for Pharma almost offset the declines for Chemicals and Coatings. Net income[1] per share was EUR 3.28 (2000: EUR 3.31).

Unchanged dividend of EUR 1.20

A dividend of EUR 1.20 per common share (2000: EUR 1.20) will be proposed at the General Meeting of Shareholders of April 24, 2002. In November 2001 an interim dividend of EUR 0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 343 million, a payout ratio of 37% relative to net income[1].

Continued strong growth for Pharma – Coatings slightly down; Chemicals under pressure

Sales in 2001 amounted to EUR 14.1 billion, up 1% from 2000. Sales development breaks down as follows (in %):

	Volume	Price	Acquisitions/ divestments	Currency translation	Total
Pharma	9	1	(4)	(1)	5
Coatings	(2)	3	1	(2)	–
Chemicals	(3)	1	–	(1)	(3)
Akzo Nobel	**–**	**2**	**–**	**(1)**	**1**

Acquisitions mainly concerned the biotech company CBSI, Vachon, and Hopton Technologies. Divestments predominantly related to the Diagnostics activities, Chefaro, and Printing Inks.

The currency translation effects were mainly caused by lower exchange rates for the Brazilian real and the Swedish krona, partially offset by the higher U.S. dollar.

R&D expenses were up 7% from 2000, primarily reflecting Pharma's continuously increasing efforts. Pharma's R&D expenses as a percentage of sales were 13% (Organon 15%), for Coatings and Chemicals each 3%.

Operating income was 2% below the record year 2000. Double-digit earnings growth at Pharma, attributable to its successful product portfolio, almost offset the lower results of Coatings and Chemicals. Especially Chemicals was hit by the economic downturn, particularly in the United States. Return on sales was 11.4% (2000: 11.8%).

Financing charges were somewhat higher than in the previous year due to higher short-term interest rates in the first half of the year, the strong U.S. dollar, and less capitalized interest, partially offset by the Company's lower debt level. Interest coverage was 5.7 (2000: 6.1).

The *income tax charge* for 2001 amounted to 32%, compared with 33% in 2000, reflecting changes in the geographic distribution of the Company's results.

Earnings from nonconsolidated companies increased from EUR 65 million to EUR 69 million. Higher results for ECI Elektro-Chemie, the Brazilian Catalysts joint venture FCC, and Nippon Ketjen Company were partially offset by lower earnings of Methanor.

Minority interest decreased to EUR 36 million (2000: EUR 43 million), predominantly due to lower results of the Coatings joint ventures in Turkey.

Far-reaching restructurings – aiming at annual cost savings of EUR 200 million

In July, the Company announced major restructuring programs at Coatings and Chemicals, which would lead to a workforce reduction of 2,000 employees worldwide. In the meantime, the Company has significantly extended these restructuring programs. They now affect 3,500 jobs worldwide. Through these measures the Company expects to structurally reduce its cost level over the next few years by some EUR 200 million annually.

Lower headcount due to divestments and restructurings

At December 31, 2001, the number of employees was 66,300, compared with 68,400 at year-end 2000. Divestments, particularly the Diagnostics activities and Printing Inks, caused a decrease of 3,000, while cost-saving measures at Coatings and Chemicals led to a reduction of 1,800. Acquisitions, mainly for Diosynth in the United States, added 800. Autonomous growth expanded the workforce by 1,900, notably for Pharma.

Pharma – another year of double-digit growth[3]

4th quarter			*Millions of euros*	Full year		
2001	2000	Δ%		**2001**	2000	Δ%
			Sales[1]			
669	627		Organon, human healthcare	**2,504**	2,254	
283	276		Intervet, animal healthcare	**1,096**	1,020	
137	105		Diosynth	**488**	379	
(41)	(56)		Intragroup sales/other	**(187)**	(181)	
1,048	952	*10*	Total continued operations	**3,901**	3,472	*12*
	98		Divested operations	**143**	367	
1,048	1,050	–	Total	**4,044**	3,839	*5*
230	229	*–/3*[3]	Operating income (EBIT)	**848**	772	*10/12*[3]
21.9	21.8		Return on sales %	**21.0**	20.1	
269	274	*(2)*	EBITDA	**1,012**	940	*8*
110	67		Capital expenditures	**317**	214	
			Invested capital[4]	**2,558**	2,373	
			Return on invested capital, %	**34.4**	34.6	
			Capital turnover	**1.64**	1.72	
			Number of employees[4]	**21,100**	21,000	

- ***Portfolio further strengthened***
  - ***acquisition of CBSI – U.S. biotech bridgehead***
  - ***divestment of Diagnostics activities***
- ***Human healthcare – successful pipeline delivers***
  - ***Remeron® up 51%***
  - ***new products: Remeron® SolTab™, NuvaRing®, and Arixtra®***
  - ***U.S. sales up 30%***
  - ***international headquarters to United States***
- ***Animal healthcare – record year; reaping benefits from acquisitions***
- ***Diosynth – expanding for growth***

[1] The figures for 2000 have been restated for the changed business unit structure. The Pharmaceuticals activities of Organon Teknika are now included in Organon. Divested operations relate to Organon Teknika's Diagnostics activities and Chefaro.

[2] Excluding nonrecurring items.

[3] Continued operations.

[4] At December 31.

In 2001, the continued Pharma operations achieved 12% sales growth. Operating income was also up 12% to EUR 848 million, despite considerably higher marketing and R&D expenses to boost growth. On an ongoing basis, marketing expenses were up 12% to EUR 1,282 million, and R&D expenses increased 14% to EUR 517 million. Return on sales was 21.0%.

The *human healthcare activities* achieved 12% autonomous growth and distinctly higher results, spurred by the strong performance of their main products:

Sales		*Millions of euros or %*		
4th quarter 2001	Δ% 2000		**Full year 2001**	Δ% 2000
182	48	Remeron®	**627**	51
140	6	Oral contraceptives	**540**	10
88	9	Puregon®	**329**	17
51	20	Livial®	**186**	20

Remeron® continued its very successful performance with 51% growth. The introduction of Remeron® SolTab™ is progressing well. Organon has filed suit against seven generic pharmaceutical companies in the United States for infringement of its U.S. patent covering the use of Remeron® with SSRI's. For NuvaRing® registration was obtained in Europe and the United States. It will be launched in the United States in 2002 and in Europe in 2003. Early February 2002, Arixtra®–the antithrombotic for which the Company has a joint venture with Sanofi-Synthélabo–was introduced in the U.S. market. In the European Union, the Committee for Proprietary Medicinal Products (CPMP) recommended that marketing authorizations should be granted for Arixtra®.

Organon's sales in the United States were EUR 876 million, up 30% on the previous year and now accounting for more than one-third of Organon's worldwide sales. Double-digit sales growth was achieved in most of the other key countries. The International Headquarters will be moved to the United States in the course of 2002.

The *animal healthcare* activities continued their growth pattern with considerable sales gains and improved margins. The spread of BSE in Western Europe and the foot-and-mouth disease outbreak put significant pressure on the European market. In the United States, now accounting for 40 percent of the world animal health market, the slowdown in the economy did not affect Intervet's sales.

Diosynth heavily invested in further organic growth, made a strategic acquisition (the U.S. biotech company CBSI), and placed a strong emphasis on the U.S. market. As a result of these actions and boosted by the tendency of pharmaceutical innovators to outsource the production of active ingredients, 2001 was a good year in terms of sales growth and profitability.

To secure future growth, Pharma's capital expenditures were increased almost 50% to EUR 317 million, 215% of depreciation.

Coatings – solid performance despite weak business climate

4th quarter 2001	4th quarter 2000	Δ%	*Millions of euros*	Full year 2001	Full year 2000	Δ%
			Sales			
391	372		Decorative Coatings	**1,885**	1,864	
408	431		Industrial activities	**1,678**	1,725	
177	161		Marine & Protective Coatings	**729**	671	
170	177		Car Refinishes	**708**	692	
128	135		Industrial Products	**533**	524	
(26)	(15)		Intragroup sales/other	**(103)**	(98)	
1,248	1,261	*(1)*	Total continued operations	**5,430**	5,378	*1*
18	48		Printing Inks	**161**	190	
1,266	1,309	*(3)*	Total	**5,591**	5,568	–
75	65	*15*	Operating income (EBIT)	**431**	455	*(5)*
5.9	5.0		Return on sales %	**7.7**	8.2	
113	103	*10*	EBITDA	**593**	606	*(2)*
54	71		Capital expenditures	**181**	170	
			Invested capital[2]	**2,395**	2,334	
			Return on invested capital, %	**18.2**	20.1	
			Capital turnover	**2.36**	2.46	
			Number of employees[2]	**28,900**	30,300	

- ***Restructurings accelerated – impacting 2,000 jobs worldwide***
- ***Decorative Coatings – improved performance despite recession in Turkey***
- ***Car Refinishes – robust performance under difficult conditions***
- ***Industrial activities – tough business climate***
- ***Marine & Protective Coatings – best year ever***
- ***Printing Inks – divested***

[1] *Excluding nonrecurring items.*
[2] *At December 31.*

2001 was characterized by increasing uncertainty and a significant deterioration of the business climate, first in the United States but later also in Europe. Nevertheless, we managed to maintain sales at the previous year's level of EUR 5.6 billion and through tight cost control to achieve an operating income of EUR 431 million, a decrease of only 5%. Return on sales was 7.7%, compared with 8.2% in 2000.

Far-reaching restructuring programs initiated by mid-2001 were accelerated and extended during the second half of the year in order to improve the cost structure. These programs impacting some 2,000 jobs worldwide, include a drastic reduction of sites, rationalizations, and overhaul of product range, stock-keeping units, brands, and mixing machines. With these restructurings well underway in all business units, an improved platform for further profitable growth is being created, which will bring us step by step closer to the ambitious goal of achieving a 30% return on investment.

On balance, results of Decorative Coatings were somewhat better than in the previous year. Activities in Europe recovered, while the recession in Turkey continued to have a negative impact. Car Refinishes succeeded in growing sales and its profitability level in the face of deteriorating market conditions. The industrial coatings activities felt the impact of the economic downturn in virtually all geographic markets, notably the United States and Europe. Marine & Protective Coatings again achieved substantial growth in sales and earnings, helped by the shipbuilding boom in Asia Pacific.

Capital expenditures were EUR 181 million (116% of depreciation), especially focused on emerging and newly industrialized markets. Two new sites were commissioned in China. Furthermore, new investment projects were started in China, Vietnam, and India.

In 2001, the selective acquisitions strategy was continued by integrating the French paint merchant Vachon, acquiring the U.S. vehicle refinishes business MAC specialties coatings, assuming ownership of our global nonstick joint venture, and acquiring Borden Chemical's industrial resins and wood adhesives business in Ecuador.

Effective October 31, 2001, the activities of Printing Inks were divested, as this business no longer fitted our portfolio.

Chemicals – under pressure

4th quarter 2001	4th quarter 2000	Δ%	*Millions of euros*	Full year 2001	Full year 2000	Δ%
			Sales			
257	290		Pulp & Paper Chemicals	**1,020**	990	
177	202		Functional Chemicals	**785**	817	
156	179		Surface Chemistry	**715**	763	
139	165		Polymer Chemicals	**584**	648	
95	102		Resins	**419**	410	
87	87		Catalysts	**367**	356	
87	95		Base Chemicals	**357**	382	
73	64		Salt	**261**	233	
50	53		Plastics and Processing Additives	**211**	238	
41	42		Energy	**165**	153	
(63)	(53)		Intragroup sales/other	**(280)**	(250)	
1,099	1,226	*(10)*	Total	**4,604**	4,740	*(3)*
78	102	*(24)*	Operating income (EBIT)	**356**	456	*(22)*
7.1	8.3		Return on sales, %	**7.7**	9.6	
158	194	*(19)*	EBITDA	**692**	793	*(13)*
102	126		Capital expenditures	**310**	329	
			Invested capital[2]	**3,132**	3,096	
			Return on invested capital, %	**11.4**	15.4	
			Capital turnover	**1.48**	1.60	
			Number of employees[2]	**15,100**	15,800	

- ***Major restructuring extended – impacting 1,500 jobs worldwide***
- ***Hit by economic weakness in United States and Europe***
- ***Margins under pressure***
- ***Pulp & Paper Chemicals and Salt – improved performance***
- ***Surface Chemistry – restructuring paying off***

[1] *Excluding nonrecurring items.*
[2] *At December 31.*

In 2001, the chemical industry was impacted by recession, which started in the United States and later extended to Europe and Asia. The general trend toward globalization and concentration on core business created further customer consolidation and intensified competition. While we achieved an acceptable performance compared to our peers, we accelerated restructuring programs, which should reduce the work force by 1,500.

Chemicals' sales of EUR 4.6 billion were 3% below the previous year, while operating income fell 22% to EUR 356 million, resulting in a return on sales of 7.7% (2000: 9.6%). The earnings decline was mainly caused by economic weakness in the United States and Europe, accelerated by the September 11 events, and the high raw material and energy prices, which, however, started to come down later in the year.

Pulp & Paper Chemicals maintained its market positions and registered distinctly higher results. Salt also turned in a strong performance. Despite the economic slowdown, Surface Chemistry results came close to the record achieved in 2000. Base Chemicals' earnings were below the previous year's record, largely due to a planned major overhaul in its Rotterdam plant. Catalysts' results were lower, principally due to higher raw materials and energy costs in the United States, albeit that performance improved in the second half of the year after the Los Angeles site was closed. Functional Chemicals had a very difficult year with much lower results. For Polymer Chemicals, four years of strong sales growth came to an abrupt halt at the end of 2000, causing 2001 earnings to be considerably down. Resins and Plastics and Processing Additives also remained below their 2000 earnings level.

Capital expenditures were EUR 310 million, which is 97% of depreciation. These investments include several projects in the United States and Europe, but also focus on the emerging markets in Asia Pacific.

The acquisition of Hopton Technologies added new competence in the area of paper surface treatment. By acquiring U.K.-based Contract Chemicals the Chelates business' product range and geographic spread were improved considerably. We acquired full ownership in our joint venture Centak, India.

The participation in the Akzo-PQ Silica joint venture was sold, as was the Optical Monomer business.

Changes in accounting principles

Due to new standards and pronouncements of the Netherlands Accounting Standards Board, the Company changed its accounting principles for pensions and other postretirement benefits, preparation and start-up expenses, and development costs, effective January 1, 2001.

In line with the pronouncements for pensions and other postretirement benefits the Company adopted the U.S. accounting standards SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 106 "Postretirement Benefits other than Pensions".

For pension accounting the major difference with the standards previously applied is that under SFAS 87 obligations and costs are calculated on the basis of projected future pension entitlements and that plan assets are valued at market value. Interest charges on certain unfunded pension schemes, which were accounted for as financing charges under the old standards, are now included in operating income. In accordance with SFAS 87, the recognition of the pension premium refund in Sweden as nonrecurring gain is deferred and recognized on a settlement basis. In case of pension underfunding, additional provisions are recognized either through recognition of an intangible asset or by means of a direct charge against shareholders' equity.

The principal difference for other postretirement benefits is that nonvested entitlements should be accrued for during the employee's years of service.

Preparation and start-up expenses are no longer capitalized and amortized, but expensed as incurred.

Starting in 2001, development costs, which used to be expensed as incurred, are capitalized and amortized over the economic life if certain conditions have been met. For Pharma's development costs in 2001 the conditions for capitalization were not met. It should be noted that research costs are still expensed as incurred.

The effect of these changes on net income[1] is not material. On the next page the statements of income for 2001 and 2000 before and after these changes in accounting principles are presented. The comparative 2000 figures have been restated for the changes in accounting principles for pensions and other postretirement benefits and for preparation and start-up expenses.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

2001		*Millions of euros*	2000	
After change	Before change		**After change**	Before change
14,110	14,110	Sales	**14,003**	14,003
(12,539)	(12,498)	Operating costs	**(12,362)**	(12,351)
1,571	1,612	Operating income[1] (EBIT)	**1,641**	1,652
(257)	(285)	Financing charges	**(245)**	(272)
1,314	1,327	Operating income[1] less financing charges	**1,396**	1,380
(417)	(422)	Taxes	**(462)**	(456)
897	905	Earnings[1] of consolidated companies, after taxes	**934**	924
69	69	Earnings[1] from nonconsolidated companies	**65**	65
966	974	Earnings[1] before minority interest	**999**	989
(36)	(36)	Minority interest	**(43)**	(43)
930	938	Net income excl. extraordinary/ nonrecurring items	**956**	946
(259)		Extraordinary/nonrecurring items, after taxes and minority interest	**(9)**	20
671		Net income	**947**	966
11.1	11.4	Return on sales %	**11.7**	11.8
6.1	5.7	Interest coverage	**6.7**	6.1
3.25	3.28	Net income excl. extraordinary/ nonrecurring items per share[2], *EUR*	**3.34**	3.31
2.35		Net income per share[2], *EUR*	**3.31**	3.38
2,245	2,286	EBITDA	**2,305**	2,321

[1] *Excluding nonrecurring items.*

[2] *Diluted per share amounts are equal to the basic per share figures, except for diluted net income per share for 2001, which was EUR 2.34.*

The operating income[1] and return on sales figures for the groups before and after the changes in accounting principles are given below.

2001		Millions of euros	2000	
After change	Before change		**After change**	Before change
		Operating income[1] (EBIT)		
831	848	- Pharma	**765**	772
426	431	- Coatings	**447**	455
340	356	- Chemicals	**445**	456
1,571	1,612	Total	**1,641**	1,652
		Return on sales, %		
20.5	21.0	- Pharma	**19.9**	20.1
7.6	7.7	- Coatings	**8.0**	8.2
7.4	7.7	- Chemicals	**9.4**	9.6
11.1	11.4	Total	**11.7**	11.8

Tables with restated 2001 and 2000 quarterly figures for the Company and the groups are presented on Akzo Nobel's website.

After the changes in accounting principles, fourth-quarter net income excluding extraordinary and nonrecurring items was EUR 222 million, up 2% on the restated comparative 2000 figure of EUR 218 million.

The impact of the change in accounting principles for pensions and other postretirement benefits on the balance sheet is an increase in financial noncurrent assets for the overfunding at a pension fund in the United Kingdom and an increase in pension and postretirement provisions, mainly due to additional provisions for postretirement healthcare benefits in the United States and the Netherlands. Furthermore, additional deferred tax assets and provisions were recognized in connection with the increased pension and postretirement provisions, and financial noncurrent assets, respectively.

[1] *Excluding nonrecurring items.*

Extraordinary and nonrecurring items

In 2001, the Company recognized the following extraordinary and nonrecurring items:

Millions of euros	Gross	Taxes	Net
Nonrecurring restructuring and impairment charges	(494)	148	(346)
Nonrecurring gain on divestments	26	(7)	19
Pension premium refund Sweden	19	(5)	14
Nonrecurring items consolidated companies	(449)	136	(313)
Nonrecurring items nonconsolidated companies	(15)	1	(14)
Extraordinary items	76	(13)	63
Minority interest on nonrecurring items			5
			(259)
Recognized in second quarter (after change in accounting principles)			(167)
Fourth-quarter net extraordinary and nonrecurring items			**(92)**

The nonrecurring restructuring and impairment charges mainly relate to the Company's major restructuring plans at Coatings and Chemicals, which affect 3,500 jobs worldwide. The charge consists of provisions for severance payments and other restructuring costs as well as asset write-downs. Through these measures the Company expects to structurally reduce its cost level over the next few years by some EUR 200 million annually.

The nonrecurring gain on divestments predominantly concerns the divestment of the Optical Monomers business of Chemicals.

The nonrecurring items at nonconsolidated companies principally relate to charges for Acordis.

The divestments of Diagnostics and Printing Inks resulted in a net extraordinary gain of EUR 63 million.

Including net extraordinary and nonrecurring losses of EUR 92 million, fourth-quarter net income was EUR 130 million (2000: EUR 209 million).

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of euros	**2001**		2000	
Total earnings before minority interest	**702**		990	
Depreciation and amortization	**674**		664	
Cash flow	**1,376**		1,654	
Gains on divestments	**(114)**		(125)	
Write-downs	**172**		73	
Changes in provisions and deferred tax assets	**182**		252	
Retained income nonconsolidated companies	**(18)**		(122)	
Changes in working capital	**(141)**		(367)	
Other changes	**(4)**		2	
Net cash provided by operations		**1,453**		1,367
Capital expenditures	**(822)**		(725)	
Expenditures for intangible assets	**(59)**		(33)	
Acquisitions	**(314)**		(270)	
Proceeds from divestments	**376**		358	
Redemption loans nonconsolidated companies	**92**		83	
Other changes	**(35)**		(4)	
Net cash used for investing activities		**(762)**		(591)
Dividends paid		**(376)**		(313)
Funds balance		**315**		463
Net cash used by financing activities		**(272)**		(983)
Effect of exchange rate changes on cash and cash equivalents		**(4)**		4
Change in cash and cash equivalents		**39**		(516)

Strong funds balance

Cash flow from operations improved from EUR 1,367 million to EUR 1,453 million. Working capital increased EUR 141 million, mainly due to growth of the Pharma business, which resulted in higher inventory and receivable balances.

The increase of capital expenditures to EUR 822 million was almost entirely attributable to Pharma.

Acquisition expenditures primarily related to the U.S. biotech company CBSI and several smaller acquisitions in Coatings and Chemicals.

Proceeds from divestments mainly concerned the Diagnostics activities. Redemption of loans by nonconsolidated companies principally related to the remainder of the subordinated loan extended to Acordis.

Dividend payments increased due to the higher 2000 dividend distributed.

In 2001, as in the previous year, normal operations were financed without additional capital market transactions. The Company continued to use the money market, including the Euro and U.S. commercial paper markets for short-term funding requirements. As backup for this financing, committed credit lines were in place in the amount of EUR 2 billion.

CONDENSED CONSOLIDATED BALANCE SHEET

(after allocation of profit)

Millions of euros	**Dec. 31, 2001**	Dec. 31, 2000
Intangible assets	**508**	388
Property, plant and equipment	**4,568**	4,501
Financial noncurrent assets	**1,895**	2,000
Inventories	**2,270**	2,267
Receivables	**3,229**	3,135
Cash and cash equivalents	**455**	416
Total	**12,925**	12,707
Akzo Nobel N.V. shareholders' equity	**2,621**	2,437
Minority interest	**138**	159
Equity	**2,759**	2,596
Provisions	**2,960**	2,797
Long-term borrowings	**2,235**	2,729
Short-term borrowings	**2,267**	1,967
Current liabilities	**2,704**	2,618
Total	**12,925**	12,707
Gearing	**1.47**	1.65
Return on investment, %	**17.3**	18.9
Capital turnover	**1.55**	1.61
Shareholders' equity per share, *EUR*	**9.17**	8.52
Number of shares outstanding, *millions*	**285.9**	285.9

CHANGES IN EQUITY

Millions of euros	Shareholders' equity	Minority interest	Equity
Situation at December 31, 2000	2,437	159	2,596
Income	671	31	702
Dividend	(343)	(36)	(379)
Balance of issued and repurchased shares	(7)		(7)
Changes in minority interest in subsidiaries		(18)	(18)
Change minimum pension funding	(32)		(32)
Changes in exchange rates	(105)	2	(103)
Situation at December 31, 2001	**2,621**	**138**	**2,759**

Balance sheet – gearing improved

Invested capital at December 31, 2001, amounted to EUR 9.2 billion, an increase of EUR 0.2 billion when compared to year-end 2000. Working capital was EUR 0.1 billion higher, while currency translation also added EUR 0.1 billion. Acquisitions and divestments, on balance, had virtually no effect.

Equity increased EUR 163 million due to retained income partially offset by negative currency translation effects, while net interest-bearing borrowings were down EUR 233 million at year-end 2001. Gearing improved to 1.47 (December 31, 2000: 1.65).

Outlook – net income[1] above record year 2000

We assume that the economy will resume growth again in the second half of this year and that no major changes will occur in currency exchange rates. Against that background, we expect, that our ongoing internal programs to boost performance will lead to a net income[1] for 2002 which exceeds the record year 2000.

Capital expenditures are expected to be somewhat higher than in 2001, with key focus on growing Pharma.

We expect to generate a financial surplus, so that no additional funds will have to be raised for ongoing operations in 2002. For refinancing part of our short-term borrowings and expiring long-term borrowings, we are considering the use of the capital market.

Excluding acquisitions and divestments, the number of employees will decrease considerably in 2002 due to the restructuring programs initiated in 2001.

Arnhem, February 21, 2002 The Board of Management

[1] *Excluding extraordinary and nonrecurring items.*

Auditors' report as referred to in section 395, para 2, Book 2 of the Netherlands Civil Code:

We have audited the condensed consolidated statement of income (after the change in accounting principles), the condensed consolidated statement of cash flows, the condensed consolidated balance sheet as well as the statement of changes in equity, included on pages 15, 18, 20, and 21, respectively, which are derived from the 2001 financial statements of Akzo Nobel N.V. as audited by us. We issued an unqualified auditors' report on these financial statements on February 21, 2002.

The statements and balance sheet referred to before are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet correspond in all material respects with the financial statements from which they are derived.

For a more comprehensive view of the financial position and results of the Company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete financial statements from which they are derived and the auditors' report we issued thereon.

Arnhem, February 21, 2002

KPMG Accountants N.V.

Additional Information

The explanatory sheets used by the CEO during the press conference and the table with restated 2001 and 2000 quarterly figures can be viewed on Akzo Nobel's Internet site at:
http://www.akzonobel.com/news/reports.asp

Akzo Nobel N.V.
Velperweg 76
P.O. Box 9300
6800 SB Arnhem
The Netherlands
Tel. + 31 26 366 4433
Fax + 31 26 366 3250
E-mail ACC@akzonobel.com
Internet http://www.akzonobel.com